Korion Health Inc.


OFFERING STATEMENT




| Issuer Name | Korion Health Inc. |
|---|---|
| Doing Business As | Korion Health |
| Offering Amount | $100,000 – $250,000 |
| Security Type | Simple agreement for future equity |
| First Payment | 30 days after campaign end date |

## COMPANY OVERVIEW

We empower people to get health screenings from the comfort and convenience of home. To start with, we are focusing on heart and lung health screenings because heart disease is still the leading cause of death, however it is 80% preventable through these early screenings and interventions. Usually people go to the doctor for annual check-ups and the doctor listens to their heart and lungs with a stethoscope-- however, this is inaccessible to many people for a variety of different reasons, including cost, inability to get childcare, distrust of the medical system, travel time, and more.

We aim to bridge that gap by helping patients get these screenings at home. We have built a four-part model to enable this:
1. An affordable, minimalistic, electronic stethoscope meant for consumer use
2. A computer vision-based guided interface that teaches you how to use the stethoscope
3. Machine learning-based diagnostics for immediate feedback
4. Educational tools (interactive animations) to help people understand why they are getting the results that they are and what they mean

To streamline the FDA approval process, we are going to market first with just the first two components: the stethoscope and guided interface. We will market these to Telemedicine companies and researchers as a way to collect large amounts of data from home and augment the Telemedicine physical exam and already have a signed letter of intent from a mid-size Telemedicine company for 50,000 stethoscopes. Once we have proven some initial market fit and have some traction, we will then build out the consumer-facing elements -- the diagnostics and educational tools. The end goal is to sell our product through a combination of e-commerce and pharmacies such as CVS and empower patients everywhere in their own healthcare.

*Company History*

Our business started as a hackathon project, and won first place in the 2021 Pitt Challenge Healthcare Hackathon. Originally, it was meant to just be an open-source, free, public good project, and all the students on the team were willing to move that mission forward;however, many advisors told us that we'd be able to make a bigger impact through commercialization. Admittedly, as a medical student from a fairly liberal undergraduate institution, I was originally resistant to the idea of entering the medical device industry (I felt ethically icky about profiting off something that someone else may need to live), but eventually I realized that creating a for-profit enterprise means that we have control over the direction and that the idea is self-sustaining and solutions will be able to reach more people. In 2022, we officially incorporated as a Delaware C-Corp. Since then, we have entered several startup competitions

and received non dilutive and dilutive funding to drive our business forward (see accolades in question below).

## COMPANY ELIGIBILITY

Name of issuer: Korion Health Inc.
State of Organization: DE
Date Company Was Formed: 06-07-2022
Type of Company: Corporation
Physical Address: 520 Coyne Ter Pittsburgh, Pennsylvania 15207
Web Address: www.korionhealth.com
# of Employees: 15
Qualified Third Party: North Capital Private Securities

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

## OWNERS OF THE COMPANY

| NAME | CLASS | % OWNERSHIP |
|---|---|---|
| Anna Li | Corporation | 45.0% |
| Akshaya Anand | Corporation | 10.0% |
| Andrew Nguyen | Corporation | 5.0% |
| Hastings Greer | Corporation | 1.0% |
| Eric Dueweke | Corporation | 0.3% |
| LifeX Advisors | Corporation | 1.0% |
| Early Employees | Corporation | 2.7% |

| Equity withheld for investors & employee stock options | Corporation | 35.0% |
|---|---|---|

The above is the only ownership outstanding for the company. The ownership interests of a NC Corporation give the owner the right to share in the profits of the company.

## Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

**Anna Li (she/they)**
Employer: Korion Health Inc.
Title: CEO
Responsibilities: leads team, negotiates deals with companies, fundraises and pitches
Work History:
Korion Health - 2021 - present
3rd year MD PhD student at Pitt

Anna is a queer Chinese-American MD-PhD student at the University of Pittsburgh and Carnegie Mellon University, doing her PhD in computational biology. She grew up in Chapel Hill, North Carolina and went to Duke University for her undergraduate degree. As someone who grew up with many experiences as a patient and patient advocate and an engineer by training, she is very passionate about using ethically-designed technology to bridge gaps in healthcare and increase both access to and quality of healthcare delivered. In her spare time, she volunteers in the hospital with her golden retriever Winston as a therapy dog team, is conductor of the Pitt Med Scope and Scalpel musical, and is a freelance composer and science fiction novelist. She is also a 2023 Paul and Daisy Soros Fellow.

**Akshaya Anand (she/her)**
Employer: Korion Health Inc.
Title: CTO
Responsibilities: Machine Learning masters student at UMD, early founder, leads tech team and also helps fundraise and do some business planning
Work History:
NIH- AI Research

Akshaya received a dual degree in Computer Science and Biology from the University of Maryland, worked at the NIH doing AI research, and is now pursuing her Masters in Machine Learning at UMD. Her interests closely align with Korion's mission to expand healthcare access through the use of innovative technologies. At Korion, Akshaya develops the guided user interface and machine learning pipelines. In her spare time, Akshaya enjoys participating in hackathons and teaching dance.

**Andrew Nguyen, MS, NREMT (he/him)**
Employer: Korion Health Inc.

Title: CFO
Responsibilities: financial projections, compliance, taxes and logistics, business planning and market research
Work History:
NIH- AI Research

Innovator at the intersection of healthcare, technology, and business. As an MS candidate (graduating spring 2022) in Health Informatics and Analytics and an experienced AI Scientist, I bring a unique blend of technical and research expertise to drive digital transformation in the healthcare industry. As CFO at a cutting-edge digital health startup, I have a proven track record of delivering operational excellence, financial stability, and growth. Passionate about leveraging technology to improve patient outcomes and revolutionize the healthcare landscape. Let's connect and collaborate on shaping the future of healthcare.

*There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.*

## ANTICIPATED BUSINESS PLAN

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

| Item | Cost |
|---|---|
| *R&D Costs, inc. prototyping* | *$45,000* |
| Mechanical design consulting | *$30,000* |
| Industrial design | *$50,000* |
| Software design | $45,000 |
| Auxiliary support for staff | $65,000 |
| Legal fees | $15,000 |
| Total | $250,000 |

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company

This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition

The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

## Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

## Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

## Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

## Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

## The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

## Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

## Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors.  For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral
Although investors will have a blanket lien in the assets of the company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note.  For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company

whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

## USE OF FUNDS

|  | Minimum Target Goal | Maximum Target Goal |
|---|---|---|
| Total Proceeds | $100,000 | $250,000 |
| Less: Intermediary Fee* | $4,000 | $16,500 |
| Net Proceeds | $46,000 | $233,500 |

\* Applied at a marginal-rate based upon amount raised:
Up to $50,000 = 8.0%, $50,0001 - $100,000 = 7.0%, $100,001+ = 6.0%.

**If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.**

## TRANSACTION MECHANICS

The following describes the process to invest in Korion Health Inc. and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Korion Health Inc. ("Note Purchase Agreement") by way of the investor's electronic signature.

b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party of the Offering is North Capital Private Securities Corporation.

**Note:** For more information about the investment and cancellation process, see Honeycomb's Education Materials.


**Details of Security Being Offered**

The securities being offered to investors are SAFE notes, which we refer to as "Notes." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the

responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

## Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

## ADDITIONAL MATTERS RELATED TO THE SECURITY

*1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?*

The Company does not have the right to change the terms of the SAFE notes or the SAFE Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

*2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?*

SAFE notes are the option for future equity as opposed to existing equity shares in the company.

3. *How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?*

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding SAFE notes. They could also issue other classes of securities with rights superior to those of investors holding SAFE notes.

4. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

     n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the SAFE notes.

If the company is sold, the owners of the SAFE notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the SAFE notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

   n/a

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
        1. *any director or officer of the issuer;*

2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
4. *or (4) any immediate family member of any of the foregoing persons.*

n/a

## FINANCIAL CONDITION OF THE ISSUER

The Company needs funds from this offering to commence operations. Without these funds, the Company would need to find other investment to begin operations. At this time, the Company has no plans to raise additional capital. The Company is seeking financing and its financial future cannot be guaranteed.

The Company has no current debt obligations.

## FINANCIAL INFORMATION

See *Exhibit C - Reviewed Financials* for the Company's historical financial information.

The Company has limited financial operations. In order to illustrate its future earning potential, the Company has provided a summary of its Financial forecast. The forecast has been developed by the Company using reasonable best practices based on their understanding of the industry and market they wish to enter. Please refer to the Risks section for a list of the risks associated with an investment in the Company.



Funding Projections:

Our current funding includes a $25,000 SAFE note from the University of Pittsburgh's Big Idea Advantage Fund, as well as grants from Ascender ($5,000), the Randall Family Big Idea Competition ($2,000), and the PDMA Pitch 1st place grant ($1,500). We anticipate that our seed raise of $500k will be funded in part or in full by Honeycomb, RK Mellon, and IgniteXL. Additionally, we have applied to several incubators, including gener8or Cincinnati, Rice, Neo, and Startup Shell, and are in progress with our application for the Workers Lab Innovation Fund.

Financial Assumptions:

The cost projections for the project include COGS of $10 per stethoscope and shipping costs of $5 for e-commerce sales.

The salaries for the project include $65,000 for leadership team members starting in 2024, $150,000 for a machine learning engineer, and $100,000 for a sales agent. The project also has equipment expenses of $12,000 per year for prototyping starting in 2024, legal costs of $10,000 in 2023 and $72,000 in 2024, regulatory expenses of $106,000 in 2023 and $96,000 in 2024, R&D costs of $45,000 in 2023, and start-up costs of $30,000 for mechanical design consulting.

Contingencies are included in the cost projections, equal to 20% of the total of Equipment, Legal Costs, Regulatory Costs, R&D, and Start-up Services.

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

## STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:


1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i)  in connection with the purchase or sale of any security;

      ii)  involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
            a)  association with an entity regulated by such commission, authority, agency or officer;
            b)  engaging in the business of securities, insurance or banking;
            c)  engaging in savings association or credit union activities; or

      ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

      i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

      ii) places limitation on the activities, functions or operations of such person;

      iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
      i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
      ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

## OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

## ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES.  THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

## KORION HEALTH INC.

## SAFE

## (Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for payment (the "**Purchase Amount**") the purchaser will become a holder of SAFE security in  Korion Health Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Post-Money Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.  If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of (i) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock or (ii) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**.  If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").  If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, *provided* that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c)  **Dissolution Event**.  If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d)  **Liquidation Priority**.  In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock.  The Investor's right to receive its Cash-Out Amount is:

(i)  Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)  On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)  Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e)  **Termination**.  This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.  *Definitions*

(a)  "**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

(b)  "**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization,

merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

(c) "**Company Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

(i) includes all shares of Capital Stock issued and outstanding;

(ii) includes all Converting Securities;

(iii) includes all (1) issued and outstanding Options and (2) Promised Options; and

(iv) includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

(d) "**Converting Securities**" includes this Safe and other convertible securities issued by the Company, including, but not limited to: (i) other Safes; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

(e) "**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

(f) "**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

(g) "**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

(h) "**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to

which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation, with total proceeds to the Company from such transaction or series of transactions of not less than $125,000 (excluding the conversion of promissory notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

(i) "**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

(j) "**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double counting, in each case calculated on an as converted to Common Stock basis):

(i) includes all shares of Capital Stock issued and outstanding;

(ii) includes all (1) issued and outstanding Options and (2) to the extent receiving Proceeds, Promised Options;

(iii) includes all Converting Securities, **other than** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and

(iv) excludes the Unissued Option Pool.

(k) "**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

(l) "**Liquidity Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization.

(m) "**Options**" includes options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested.

(n) "**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

(o) "**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Equity Financing or Liquidity Event, as applicable (or the initial closing of the Equity Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Equity Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

(p)    "**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

(q)    **"Safe Preferred Stock"** means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Safe Price; and (ii) the basis for any dividend rights, which will be based on the Safe Price.

(r)    "**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Company Capitalization.

(s)    "**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

(t)    "**Subsequent Convertible Securities**" means convertible securities that the Company may issue after the issuance of this instrument with the principal purpose of raising capital, including but not limited to, other Safes, convertible debt instruments and other convertible securities. Subsequent Convertible Securities excludes: (i) options issued pursuant to any equity incentive or similar plan of the Company; (ii) convertible securities issued or issuable to (A) banks, equipment lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing or commercial leasing or (B) suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions; and (iii) convertible securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships.

(u)    "**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3.    *Company Representations*

(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)    The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to Section 5(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in

violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)     The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)     To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.      *Investor Representations*

(a)     The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder.  This Safe constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.  The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.  The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.      *Miscellaneous*

(a)     Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount and Section 3 may not be amended, waived or

modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)     All notices, communications and deliveries required or permitted by this Safe will be deemed sufficient when made in writing and delivered personally or by email or sent by registered or certified mail (return receipt requested) or by next day courier (with evidence of delivery and postage and other fees prepaid) to the address listed on the signature page, or to such other representative or at such other address of a party as such party may furnish to the other party in writing. Any notice which is delivered personally or by email in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party or its agent. Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been duly given to the party to which it is addressed at the close of business, local time of the recipient, on the fourth business day after the day it is so placed in the mail (or on the first business day after placed in the mail if sent by overnight courier) or, if earlier, the time of actual receipt.

(c)     The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d)     Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e)     In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)     All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction that would compel the use of the substantive law of another jurisdiction. Any and all disputes arising out of this agreement shall be resolved exclusively in the Court of Common Pleas of Allegheny County, Pennsylvania, or, if appropriate, the U.S. District Court of the Western District of Pennsylvania. THE COMPANY AND INVESTOR

EACH HEREBY IRREVOCABLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING UNDER OR RELATING TO ANY PROVISION OF THIS AGREEMENT.

(g)     The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended.  Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

## EXHIBIT B – OFFICER CERTIFICATE

I certify that the financial condition of Korion Health Inc. expressed in this Form C is accurate, true, and complete in all material respects. As this is a startup business, there are no financial statements to review. I certify that all statements of fact about the Company included in this Form C are accurate and complete to the best of my knowledge.



_____

Anna Li

Korion Health Inc.

EXHIBIT C – REVIEWED FINANCIALS



**KORION HEALTH, INC.**

FINANCIAL STATEMENTS

FOR THE PERIOD
JUNE 7 (INCEPTION) THROUGH DECEMBER 31, 2022

# KORION HEALTH, INC.

Table of Contents

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Korion Health, Inc.
Pittsburgh, Pennsylvania

We have reviewed the accompanying financial statements of Korion Health, Inc. (a Corporation), which comprise the balance sheet as of December 31, 2022, and the related statement of operations and retained earnings and cash flows for the period beginning June 1 (inception) through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Korion Health, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

### Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Wilke CPAs & Advisors, LLP*

Wilke CPAs & Advisors, LLP

Pittsburgh, Pennsylvania
April 20, 2023

## KORION HEALTH, INC.
### BALANCE SHEET
### DECEMBER 31, 2022

### ASSETS

| | | |
|---|---|---:|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 3,115 |
| | | |
| TOTAL CURRENT ASSETS | | 3,115 |
| | | |
| TOTAL ASSETS | $ | 3,115 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| **LIABILITIES** | $ | - |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Capital stock, $0.01 par value, 0 issued, 3,000 authorized and outstanding | | - |
| Retained earnings | | 3,115 |
| | | |
| TOTAL STOCKHOLDER'S EQUITY | | 3,115 |
| | | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 3,115 |

# KORION HEALTH, INC.
## STATEMENT OF OPERATIONS AND RETAINED EARNINGS
### FOR THE PERIOD BEGINNING JUNE 7 (INCEPTION) THROUGH DECEMBER 31, 2022

|  | Amount | Pct. |
|---|---|---|
| INCOME | $ 2,000 | 100.00 % |
| **EXPENSES** |  |  |
| Research and development | 8,526 | 426.30 |
| Supplies and materials | 2,829 | 141.45 |
| Bank fees | 30 | 1.50 |
| TOTAL EXPENSES | 11,385 | 569.25 |
| NET LOSS FROM OPERATIONS | (9,385) | (469.25) |
| NET LOSS | (9,385) | (469.25) % |
| RETAINED EARNINGS - JUNE 7 | - |  |
| CONTRIBUTIONS | 12,500 |  |
| RETAINED EARNINGS - DECEMBER 31 | $ 3,115 |  |

# KORION HEALTH, INC.
## STATEMENT OF CASH FLOWS
### FOR THE PERIOD BEGINNING JUNE 7 (INCEPTION) THROUGH DECEMBER 31, 2022

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ | (9,385) |
| NET CASH USED BY OPERATING ACTIVITIES | | (9,385) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Contributions by stockholders | | 12,500 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | | 12,500 |
| | | |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 3,115 |
| | | |
| CASH AND CASH EQUIVALENTS – JUNE 7 | | - |
| | | |
| CASH AND CASH EQUIVALENTS – DECEMBER 31 | $ | 3,115 |

NOTE A – BUSINESS ACTIVITIES

Korion Health, Inc. (the "Company") is headquartered in Pittsburgh, Pennsylvania.

Korion Health Inc. was organized in June 2022, as a Delaware corporation. The Company is focused on preventing heart disease through the development of an electronic stethoscope and guided user interface to allow patients to perform heart screenings at home.

The Company's business is in the development stage and is focused on the continued research and development of an electronic stethoscope. In the near term, the Company will continue development efforts toward appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will be in a position to transition from development stage to commercialization. The completion of these latter stages will be subject to the Company's receiving additional funding in the future.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results could differ from the estimates and assumptions used in preparing the accompanying financial statements.

Cash and Cash Equivalents:
Cash includes currency on hand and demand deposits with a financial institution. Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash, with a stated maturity of three months or less. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022, the Company had no uninsured cash balances.

Income Taxes:
Korion Health Inc. is taxed as a C corporation under the Federal and state revenue codes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities as well as timing differences in the recognition of revenues and expenses that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The Company uses the accrual method of accounting for financial statement and tax purposes where revenues and expenses are recognized when earned or a liability incurred. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued):

The Company records deferred tax assets or liabilities when there are material tax differences between the book values of Company financial instruments.  At December 31, 2022, there are no deferred tax assets or liabilities.

The Company files income tax returns in the U.S. federal jurisdiction and several state jurisdictions.  The open tax year for filing purposes is for the 2022 tax filing period.

Research and Development Costs:
Costs for the development of new products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized.  Because the Company believes its current process for developing technology is essentially completed concurrently with the establishment of technological feasibility, no costs have been capitalized to date.   Research and development costs charged to expense for the period beginning June 1 (inception) through December 31, 2022 were $8,526.

NOTE C – MEMBERS' EQUITY

The Company is in the start-up and development stage and accordingly, stock has yet to be formally issued.

The Company entered into a Safe Agreement for Future Equity Financing with the University of Pittsburgh ("Investor") in July, 2022. In exchange for an initial purchase amount, the Investor is entitled to the right to certain shares of the Company's capital stock based on future events, such as an equity financing, liquidity event or dissolution.

NOTE D – SUBSEQUENT EVENTS

Management has evaluated subsequent events and determined that there are no subsequent events necessary for disclosure as of the date of the independent accountants' review report.